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                                                                    EXHIBIT 11.1


SPECTRX, INC.
COMPUTATION OF LOSS PER SHARE
(in thousands, except per share data)


                                            Three Months                 Twelve Months
                                       Ended December 31, 1998      Ended December 31, 1998
                                       1997               1998      1997               1998
                                       ----               ----      ----               ----
Net Loss                             (1,993)            (1,507)   (5,726)            (6,637)

Weighted Average Common Stock         7,737              8,011     4,528              7,926
  outstanding during the period


Basic and Diluted

Loss Per Share Basic and Diluted      (0.26)             (0.19)    (1.26)             (0.84)





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